January 27, 2026

Ferdinand Groenewald
Interim Chief Financial Officer
Streamex Corp.
2431 Aloma Ave Ste 243
Winter Park, FL 32792

        Re: Streamex Corp.
            Form 10-K filed April 15, 2025
            Form 10-Q filed November 14, 2025
            Response filed January 20, 2026
            File No. 001-38659
Dear Ferdinand Groenewald:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services